UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2006
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Changes in Registrant’s Certifying Accountant

Former Independent Registered Public Accounting Firm:

a.
On October 19, 2006, Origin Agritech Limited (the "Registrant") dismissed Deloitte Touche Tohmatsu CPA Ltd. as the independent registered public accounting firm for the Registrant. The decision was approved by the Audit Committee of the board of directors of the Registrant.

b.
During the years ended December 31, 2004 and 2005, and the subsequent interim period through October 19, 2006, the Registrant believes that there were no disagreements with Deloitte Touche Tohmatsu CPA Ltd. on any matters related to accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of Deloitte Touche Tohmatsu CPA Ltd., would have caused such firm to make reference thereto in its reports.

c.	During the year ended December 31, 2004 and 2005, and the subsequent interim period through October 19, 2006, there were no reportable events described under Item 304(a)(1)(v) of Regulation S-K.

d.
The reports of Deloitte Touche Tohmatsu CPA Ltd. on the financial statements of the Registrant for the years ended December 31, 2004 and 2005 did not contain an adverse opinion or disclaimer of opinion, nor was such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

New Independent Registered Public Accounting Firm:

a.	On October 19, 2006, the Audit Committee of the Registrant engaged BDO McCable Lo Limited as the Registrant's independent registered public accounting firm.

b.
During the fiscal years ended December 31, 2004 and 2005 and the subsequent interim period through October 19, 2006, neither the Registrant nor anyone on behalf of the Registrant consulted with BDO McCable Lo Limited regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event as defined in Item 304(a)(1) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

Date:	By: /s/ Dr. Han Gengchen
Name: Dr. Han Gengchen
Title: Chief Executive Officer

Date: October 26, 2006